October 14, 2009

BY ELECTRONIC TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0510

Attention:              Christian Windsor, Special Counsel
Amit Pande, Accounting Branch Chief
Babette Cooper, Staff Accountant
Gregory Dundas, Attorney-Adviser

Re:          First Northern Community Bancorp
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 000-30707

Ladies and Gentlemen:

First Northern Community Bancorp (the “Company”) hereby provides the following information in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter from Mr. Windsor to Owen J. Onsum of the Company dated September 30, 2009 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2008 and the definitive proxy statement on Schedule 14A filed with the Commission on April 21, 2009.  Set forth below is the Staff’s comment followed by the Company’s response.  The Staff’s comment is italicized.

Question:

Summary Compensation Table, page 162

1.
We note your response to our prior comment no. 5.  The definition of executive officer for Rule 3b-7 is fairly expansive and is intended to be read broadly.  If you continue to believe that you do not have more than two named executive officers other than the Principal Executive and Accounting Officers, please identify, by title, all employees or types of employees who earn more than the threshold and explain how you concluded that those employees were not executive officers.  Alternatively, confirm that you will include the disclosure required under Item 402 of Regulation S-K for the three most highly compensated executive officers whose salary exceeds $100,000 other than the PEO and PFO in future filings.

Response:

In the process of reviewing and responding to this question, the Company determined that as of the end of the second quarter of 2009 it had entered smaller reporting company status pursuant to Rule 12b-2 under the Securities Exchange Act of 1934.  As a smaller reporting company, the Company may report under the Commission’s scaled reporting requirements, including the scaled executive compensation disclosure of Item 402(l) of Regulation S-K.  Pursuant to Item 402(m)(2)(ii) of Regulation S-K, the Company’s named executive officers for purposes of its 2010 proxy statement will include the Company’s two most highly compensated executive officers other than the PEO who were serving as executive officers at the end of the last completed fiscal year.  The Company hereby confirms that it will check the “smaller reporting company” box on the cover of its third quarter 2009 Form 10-Q and future filings for so long it continues to qualify for smaller reporting company status.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (707) 678-7853, or our counsel, Michael Ouimette at Pillsbury Winthrop Shaw Pittman LLP at (415) 983-1163, if you have further questions or comments.

Very truly yours,

Louise A. Walker
Senior Executive Vice President/
Chief Financial Officer